Filed by Vast Solar Pty Ltd
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Nabors Energy Transition Corp.
Commission File No.: 001-41073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 14, 2023

Nabors Energy Transition Corp.

(Exact Name of registrant as specified in its charter)

Delaware	001-41073	86-2916523
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

515 West Greens Road, Suite 1200 Houston, Texas	77067
(Address of principal executive offices, including zip code)	(Zip Code)

(281) 874-0035
Registrant’s Telephone Number, including area code:

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	NETC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	NETC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	NETC.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Nabors Energy Transition Corp., a Delaware corporation (the “Company”), previously announced a proposed business combination (the “Business Combination”) with Vast Solar Pty Ltd, an Australian proprietary company limited by shares (“Vast”).

On September 14, 2023, the Company issued an unsecured promissory note (the “Note”) to Nabors Lux 2 S.a.r.l., a private limited liability company (société à responsabilité limitée) incorporated in the Grand Duchy of Luxembourg (“Nabors Lux”), in the principal amount of $295,519.23 in connection with the Extension (as defined below). Nabors Lux is an affiliate of Nabors Energy Transition Sponsor LLC (the “Sponsor”). The Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company consummates its initial business combination and (ii) the liquidation of the Company on or before October 19, 2023, unless such date is extended pursuant to the Company’s second amended and restated certificate of incorporation (the “Amended Charter”), or such later liquidation date as may be approved by the Company’s stockholders.

If the Company consummates an initial business combination, it will repay the loans out of the proceeds of the trust account for its public stockholders (the “Trust Account”) or, at the option of the Sponsor, convert all or a portion of the loans into warrants for $1.00 per warrant, which warrants will be identical to the warrants issued by the Company in a private placement in connection with the Company’s initial public offering. If the Company does not consummate an initial business combination, the Company will repay the loans only from funds held outside of the Trust Account.

The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K with respect to the Note is incorporated by reference in this Item 2.03.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K with respect to the Note is incorporated by reference in this Item 3.02.

Item 8.01	Other Events.

On September 14, 2023, the Company issued a press release announcing that its board of directors has elected to extend the date by which the Company has to consummate an initial business combination from September 18, 2023 to October 18, 2023 (the “Extension”), as permitted under the Amended Charter. In connection with the Extension, Nabors Lux deposited $295,519.23 into the Trust Account.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed Business Combination, Vast has filed with the SEC a registration statement on Form F-4 (File No. 333-272058) (the “Registration Statement”), which includes (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of the Company to be distributed to the holders of the Company’s capital stock in connection with the Company’s solicitation of proxies for a vote by the Company’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. The Company and Vast also have filed and plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.nabors-etcorp.com or by written request to the Company at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

The Company, Nabors Industries Ltd., Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, the Company’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and the Company’s and Vast’s future financial performance following the proposed Business Combination, as well as the Company’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. The Company and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by the Company’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of the Company’s securities; the inability of the Business Combination to be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or the Company, including in relation to the proposed business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks will be set forth in the section titled “Risk Factors” in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed business combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the Company’s expectations can be found in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
10.1	Promissory Note, dated as of September 14, 2023, issued to Nabors Lux by the Company.
99.1	Press Release, dated September 14, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2023	NABORS ENERGY TRANSITION CORP.

	By:	/s/ Anthony G. Petrello
	Name:	Anthony G. Petrello
	Title:	President, Chief Executive Officer and Secretary

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